Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Fiscal Year Ended December 31,
	Sept. 30, 2009	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations before income taxes	(33,422)	74,866	66,222	136,420	14,148	(6,651)
Less minority ownership (earnings) expense	—	—	—	—	—	—
Less (earnings) loss from equity investments	(251)	(644)	(79)	(569)	(555)	(2,221)
Plus dividends received from equity investments	455	420	1,155	1,114	870	810
Total fixed charges	53,940	37,095	52,606	27,144	49,741	46,598

	20,722	111,737	119,904	164,109	64,204	38,536
Fixed charges:
Long term rent	16,344	23,556	24,270	22,058	19,257	22,726
Factored at one-third	5,448	7,852	8,090	7,353	6,419	7,575
Interest expense — gross	48,492	29,243	44,516	19,791	43,322	39,023

Total fixed charges	53,940	37,095	52,606	27,144	49,741	46,598
Ratio of earnings to fixed charges	0.4	3.0	2.3	6.0	1.3	0.8
Deficiency in fixed charge coverage ratio	(33,218)	—	—	—	—	(8,062)